CONSECO, INC. AND SUBSIDIARIES
Exhibit 12.1
Computation of Ratio of Earnings to
Fixed Charges and Preferred Dividends
(Dollars in millions)

	2009		2008		2007	2006		2005
Pretax income (loss) from operations:
Net income (loss)	$85.7		$(1,132.3)		$(185.0)	$101.2		$311.0
Add income tax expense	87.9		413.3		61.1	58.3		143.1
Add discontinued operations	-		722.7		105.9	(.3)		(51.1)

Pretax income (loss) from operations	173.6		3.7		(18.0)	159.2		403.0

Add fixed charges:
Interest expense on corporate debt	84.7		67.9		80.3	60.4		50.8
Interest expense on investment borrowings	33.2		38.6		45.0	20.6		10.2
Interest added to policyholder account balances	324.4		330.5		399.5	426.8		419.9
Portion of rental (a)	12.8		13.4		13.7	13.2		12.6

Fixed charges	455.1		450.4		538.5	521.0		493.5

Adjusted earnings	$628.7		$454.1		$520.5	$680.2		$896.5

Ratio of earnings to fixed charges	1.38	X	1.01	X	(b)	1.31	X	1.82	X

Fixed charges	$455.1		$450.4		$538.5	$521.0		$493.5

Add dividends on preferred stock, including dividends on preferred stock of subsidiaries (divided by the ratio of income to pretax income)	-		-		22.9	60.0		58.9

Fixed charges plus preferred dividends	$455.1		$450.4		$561.4	$581.0		$552.4

Adjusted earnings	$628.7		$454.1		$520.5	$680.2		$896.5

Ratio of earnings to fixed charges and preferred dividends	1.38	X	1.01	X	(c)	1.17	X	1.62	X
____________________
(a)	Interest portion of rental is estimated to be 33 percent.
(b)	For such ratio, earnings were $18.0 million less than fixed charges.
(c)	For such ratio, earnings were $40.9 million less than fixed charges.